SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 14, 2008

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Dividend payment

Transportadora de Gas del Sur S.A. announces that in the Regular Shareholders’ Meeting held on April 10, 2008, a cash dividend payment for the amount of Argentine pesos 32,000,000 to be paid on May 7, 2008 was approved.

In fact, and notwithstanding the Board of Directors’ proposal not to pay dividends this time, the authorised representative of the shareholder Compañía de Inversiones de Energía S.A. (CIESA) made a proposal for the payment of Argentine pesos 32,000,000, which motion was approved by a majority of votes present.

The cash amount to be distributed is in line with the ratios agreed upon with the shareholders of TGS’ financial debt issued in the year 2007, therefore said distribution must be regarded as accepted in accordance with the commitments undertaken by the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Carlos Ariosa
	Name:	Carlos Ariosa
	Title:	Senior Legal Counsel